SELECT ASSET FUND, SERIES 1, INC.

Statement of Assets and Liabilities

June 30, 1997

(Unaudited)

Assets
Investments, at value (@ cost $616,827,767)                 $   1,096,031,339
Dividends receivable                                                1,226,633
Interest receivable                                                     9,092
Prepaid expenses                                                       53,187

   Total Assets                                                 1,097,320,251


Liabilities
AMPS Dividend Payable                                               1,435,578
Accrued expenses                                                      283,324
Notes payable                                                          94,900
Accrued interest expense                                                2,096

   Total Liabilities                                                1,815,898

   Net Assets                                               $   1,095,504,353


Net assets are represented by:
Series A Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 1,000 shares
     authorized, issued and outstanding                           100,000,000
Series B Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 1,000 shares
     authorized, issued and outstanding                           100,000,000
Series C Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 1,000 shares
     authorized, issued and outstanding                           100,000,000
Series D Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 1,000 shares
     authorized, issued and outstanding                           100,000,000
Common stock at par value, $.01 per share, 199,996,000 shares
     authorized, 50,169,191.77 shares issued and outstanding          501,692
Additional paid-in capital                                        214,405,551
Undistributed Net Gains                                             1,393,537
Net unrealized appreciation of investments                        479,203,573

   Net Assets                                               $   1,095,504,353

   Net asset value per common shares outstanding            $           13.86




See accompanying notes to the financial statements.


SELECT ASSET FUND, SERIES 1, INC.

Statement of Operations

For the period from January 1, 1997 to June 30, 1997

(Unaudited)



Investment income:
       Dividend income                                      $       9,229,622
       Interest income                                                 36,388

         Total investment income                                    9,266,010

Expenses:
   Broker dealer fee                                                  475,720
   Legal fees                                                          19,537
   Rating agencies fees                                                38,557
   Independent auditors                                                23,488
   Auction agent fee                                                    8,410
   Administration fees                                                291,668
   Directors fees and expenses                                          5,393
   Interest expense                                                     3,626
   Insurance                                                            8,163
   Investment management fee                                           48,198
   Other expenses                                                         100

        Total expenses                                                922,860

        Net investment income                                       8,343,150

Net realized and unrealized gains on investments:
   Net realized gain on investments:
        Proceeds from sales                 $     4,271,477
        Cost of securities sold                  (3,247,783)
                                                                    1,023,694
   Unrealized appreciation of investments:
        Beginning of period                     315,295,609
        End of period                           479,203,573
   Increase in net unrealized appreciation of investments         163,907,964

        Net increase in net assets resulting
           from operations                                  $     173,274,808



See accompanying notes to the financial statements.





SELECT ASSET FUND, SERIES 1, INC.

Statement of Changes in Net Assets

For the period from January 1, 1997 to June 30, 1997

and for the year ended December 31, 1996

(Unaudited)

                                               For the six
                                              months ended        For the
                                              June 30, 1997     year ended
                                               (Unaudited)   December 31, 1996
From operations:
   Net investment income                    $     8,343,150        15,211,322
   Net realized gain on investments               1,023,694         3,603,734
   Net change in unrealized appreciation
        on investments                          163,907,964       131,738,652

        Increase in net assets resulting
           from operations                      173,274,808       150,553,708

Dividends to stockholders from net
   investment income:
   Auction market preferred stock                (8,343,150)      (10,153,880)
   Common stock                                           0        (5,057,442)
                                                 (8,343,150)      (15,211,322)

Dividends to stockholders from net realized gains:
   Auction market preferred stock                (1,435,180)                0
   Common stock                                           0        (1,798,713)
                                                 (1,435,180)       (1,798,713)

        Decrease in net assets resulting from
           dividends to stockholders             (9,778,330)      (17,010,035)

Increase (decrease) from capital share transactions:
   Issuance of auction market preferred stock   100,000,000       300,000,000
   Issuance of common stock                      15,000,000                 0
   Additional paid in capital from
        common stockholder                        6,000,071                 0
   Return of additional paid in capital to
        common stockholder                                0      (265,875,952)

                                                121,000,071        34,124,048

        Total increase in net assets            284,496,549       167,667,721

Net assets:
   Beginning of period                          811,007,803       643,340,082

   End of period                            $ 1,095,504,352       811,007,803


See accompanying notes to the financial statements.

SELECT ASSET FUND, SERIES 1, INC.

Financial Highlights

For the period from January 1, 1997 to June 30, 1997, the years ended December 31, 1996, 1995, 1994 and for the period
March 4, 1993 (commencement of operations) through December 31, 1993


                               For the six
                               months ended
                               June 30, 1997
                               (Unaudited) 1996     1995     1994   1993 (1)

For a share of common stock outstanding
     throughout the period:
 Net asset value, beginning of
     period                       10.46    13.16    10.07    10.66    10.00
 Net investment income             0.17     0.31     0.45     0.49     0.37
 Net realized and unrealized gains
    (losses) on investments        3.30     2.77     5.58    (0.36)    0.50

 Total from investment operations  3.47     3.08     6.03     0.13     0.87

Additional paid in capital         0.12     0.00     0.00     0.00     0.00

Less distributions from net investment income
     and net realized gains:
 Common share equivalent of dividends
    paid to AMPS holders          (0.19)   (0.21)   (0.37)   (0.30)   (0.17)
 Dividends paid to common
  shareholders                     0.00    (0.13)   (0.51)   (0.43)   (0.04)

Less distributions from net paid-in capital:
 Return of capital paid to common
    shareholders                   0.00    (5.44)   (2.06)    0.00     0.00

      Total distributions         (0.19)   (5.78)   (2.94)   (0.72)   (0.21)

Net asset value, end of period  $ 13.86    10.46    13.16    10.07    10.66

Total investment return           21.37%   23.40%   59.88%    1.22%    6.99%(2)

Net assets at end of
     period (000s)            1,095,504  811,008  643,340  556,056  574,071

Ratio of expenses to average net assets
     applicable to common stock    0.09%    0.21%    0.16%    0.15%    0.34%(3)

Ratio of net investment income to average net
     assets applicable to common  -0.14%    0.70%    0.41%    1.08%    2.67%(3)

Portfolio turnover                 0.42%    3.34%   16.36%    9.83%    1.00%

Average commissions paid on equity
     securities transactions (5)$0.0040   0.0050     0.00     0.00     0.00

 (1)For the period March 4, 1993 (commencement of operations) to December 31, 1993.
 (2)Total investment return for the period; not annualized.
 (3)Annualized.
 (4)Net investment income is adjusted for distributions paid to auction market preferred stock (AMPS") holders.
 (5)For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for trades on which commissions are charged.
See accompanying notes to financial statments.

                    SELECT ASSET FUND, SERIES 1, INC.

                     Notes to the Financial Statements

                               June 30, 1997

                                (Unaudited)


(1)  Organization and Significant Accounting Policies

    The Select Asset Fund, Series 1, Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on March 4, 1993.

    The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies.
      The Fund's investment portfolio must conform to certain rating agency asset coverage tests so long as the Fund has preferred stock outstanding.

    The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

    (a) Security Valuation

        Investments in securities traded on a national securities exchange
          (or reported on the Nasdaq national market) are valued at the last reported sales price on the primary exchange. Temporary investments are valued at amortized cost which approximates fair value.

    (b) Security Transactions

        Security transactions are accounted for on a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.

    (c) Federal Income Taxes

        It is the Fund's policy to comply with the requirements of the Internal
          Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax is required.

    (d) Distribution of Income and Gains

        The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are declared and paid at least annually. Net capital gains, if any, are generally distributed annually.

        The character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. At December 31, 1996 reclassifications were made to the Fund's capital accounts to reflect permanent book/tax differences and income and gains available for distributions under income tax regulations. Net investment income, net realized gains and net assets were not affected by this change.

                                       2

                         SELECT ASSET FUND, SERIES 1, INC.

                     Notes to Financial Statements, Continued

                                   (Unaudited)


(1), Continued

     (e)  Reclassification Policy

        It is the Fund's policy to reclassify certain amounts to conform to the current year's presentation when necessary.

    (f) Use of Estimates

        Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.


(2) Related Party Transactions

    A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

    During the six months ended June 30, 1997, the Fund issued
      1,295,889.3 shares of common stock with a fair value of $15,000,000 and the common stockholder contributed approximately $6,000,000 as additional paid in capital.

    During the six months ended June 30, 1997 and the year ended
      December 31, 1996, dividends to the common stockholder amounted to $0 and $6,856,155, respectively.

    During the six months ended June 30, 1997 and the year ended
      December 31, 1996, return of capital distributions to the common stockholder amounted to $0 and approximately $276,000,000 (of which approximately $266,000,000 was considered taxable for IRS purposes), respectively.

    Comerica Bank serves as both custodian and administrator for the Fund.
      The Custodian Contract and the Administration Agreement were amended changing their respective fee schedules effective January 1, 1996. Separate custodian and administration fees were replaced with a single administration fee of six basis points based upon average net assets during the year. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The administration and management fees are calculated and accrued on a monthly basis.


(3) Investment Transactions

    The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding short-term securities, for the six months ended June 30, 1997 were $3,247,783 and $4,271,477, respectively.

                                       3


                      SELECT ASSET FUND, SERIES 1, INC.

                  Notes to Financial Statements, Continued

                                (Unaudited)


(3), Continued

    As of June 30, 1997, the aggregate gross unrealized appreciation and depreciation of investments for Federal income tax purposes, were $488,882,417 and $9,678,844, respectively.


(4) Auction Market Preferred Stock

    In January 1996, the Fund issued $300 million of Auction Market
      Preferred Stock ("AMPS").

    In February 1997, the Fund issued an additional $100 million of Auction
      Market Preferred Stock ("AMPS") and issued 1,295,889.3 shares of common stock.

    The Fund has outstanding at June 30, 1997, 1000 shares each of Series
      A, Series B, Series C and Series D AMPS at a liquidation value of $100,000 per share. Dividends are cumulative from the date of original issue and are paid every 49 days at a rate set through a Dutch Auction. The AMPS rates in effect on June 30, 1997 were 4.25%, 4.3%, 4.38% and 4.2% for Series A, Series B, Series C and Series D, respectively.

    Each series of AMPS is redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. The Fund is subject to certain asset coverage tests, and the AMPS are subject to mandatory redemption if the tests are not met.

    In addition, the AMPS are subject to mandatory redemption if the Fund ceases to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceases to be the broker dealer.
      The liquidation value under mandatory redemption of the AMPS is $100,000 per share plus accumulated and unpaid dividends.


(5) Notes Payable

    As of June 30, 1997, the Fund had $94,900 of principal notes outstanding to investors. The notes due on March 4, 2018, bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 2.50%. As of June 30, 1997, the Fund was paying interest at 8.2% per annum.


                           SELECT ASSET FUND, SERIES 1, INC.

                                Portfolio of Investments
                                     June 30, 1997

                                      (Unaudited)
  No. of
   Shares                                    Market Value
COMMON STOCK

  BUILDING AND CONSTRUCTION                1.66%

                BUILDING MATERIALS
    24,500  CHAMPION INTL CORP                  1,353,625.00
     8,900  GEORGIA PACIFIC CORP                  759,837.50
    70,400  HOME DEPOT                          4,853,200.00
    37,300  LOUISIANA PAC CORP                    787,962.50
    53,900  MASCO CORP                          2,250,325.00
     4,400  OWENS CORNING                         189,750.00

                CONSTRUCTION EQUIPMENT
     2,800  GIDDINGS & LEWIS                       58,450.00

                PAINT AND FLAT GLASS
    53,400  PPG INDUS INC                       3,103,875.00
    16,200  SHERWIN WILLIAMS CO                   500,175.00

                INDUSTRIAL CHEMICALS
    23,600  GREAT LAKES CHEM CRP                1,236,050.00
    18,400  ROHM & HAAS CO                      1,657,150.00

                MISCELLANEOUS
    21,200  FLUOR CORP                          1,169,975.00
     4,000  FOSTER WHEELER CORP                   162,000.00
     3,600  KAUFMAN & BROAD HOME CORP              63,225.00

   TOTAL BUILDING AND CONSTRUCTION            $18,145,600.00

  CHEMICALS AND DRUGS                     11.93%

                CHEMICALS
    31,100  AIR PRODS & CHEMS INC               2,526,875.00
    66,700  AMGEN INC                           3,876,937.50
    24,700  BOSTON SCIENTIFIC CORP              1,517,506.25
    14,400  DOW CHEMICAL CO                     1,254,600.00
    98,800  DUPONT DENEMOURS & CO               6,212,050.00
    21,350  EASTMAN CHEMICAL CO                 1,355,725.00
    14,700  ENGLEHARD CORP                        307,781.25
     3,500  FMC CORP-NEW                          278,031.25
    11,000  GRACE W. R. & CO. (NEW)               606,375.00
     5,000  HERCULES INC                          239,375.00
   151,000  MONSANTO CO                         6,502,437.50
    12,300  MORTON INTERNATIONAL INC              371,306.25
     6,700  NALCO CHEM CO                         258,787.50
    17,100  PRAXIAIR INC                          957,600.00
    10,300  SIGMA-ALDRICH CORP                    361,143.75
    10,700  UNION CARBIDE CORP                    503,568.75

                DRUGS
   197,200  ABBOT LABS                         13,163,100.00
    25,100  ALZA CORP CL A                        726,331.25
    55,900  AMERICAN HOME PRODUCTS              4,276,350.00
    83,400  BRISTOL MYERS SQUIBB CO             6,755,400.00
   319,000  JOHNSON & JOHNSON                  20,535,625.00
    48,200  LILLY ELI & CO                      5,268,862.50
   123,300  MERCK & CO., INC                   12,761,550.00
    56,500  PFIZER INC                          6,751,750.00
    74,370  PHARMACIA & UPJOHN INC              2,584,357.50
   202,400  SCHERING PLOUGH                     9,689,900.00
    68,300  WALGREEN CO                         3,662,587.50

                COSMETICS
    13,800  ALBERTO CULVER CO CL B                386,400.00
    10,800  AVON PRODUCTS INC                     762,075.00
    30,400  INTL FLAVORS & FRAGRANCES           1,535,200.00

                HEALTH PRODUCTS/CARE
    19,500  ALLERGAN INC                          620,343.75
     6,000  BARD CR INC                           217,875.00
    14,500  BAUSCH & LOMB                         683,312.50
    24,700  BAXTER INTL INC.                    1,290,575.00
    10,800  BECTON DICKINSON & CO                 546,750.00
    22,900  BEVERLY ENTERPRISES INC               372,125.00
   119,150  COLUMBIA/HCA HEALTHCARE             4,684,084.38
    15,000  GUIDANT CORP                        1,275,000.00
    57,700  TENET HEALTHCARE CORP               1,705,756.25
     6,000  U S SURGICAL                          223,500.00
    61,100  UTD HEALTHCARE CORP                 3,177,200.00

         TOTAL CHEMICALS AND DRUGS           $130,786,110.63

  CONSUMER PRODUCTS                       18.52%

                CONFECTIONS AND BEVERAGES
    40,000  ANHEUSER-BUSCH COS                  1,677,500.00
     7,300  BROWN FORMAN INC CL B                 356,331.25
   673,500  COCA COLA CO                       46,976,625.00
    46,000  NEWELL CO.                          1,822,750.00
   403,600  PEPSICO INC                        15,160,225.00

                CONTAINERS
     8,600  AVERY DENNISON CORP                   345,075.00
     3,300  BALL CORP                              99,206.25
    21,800  CROWN CORK & SEAL INC               1,164,937.50
    14,700  STONE CONTAINER                       210,393.75
     5,300  TEMPLE INLAND INC                     286,200.00

                PACKAGED FOOD
   150,585  ARCHER DANIELS MIDLAND CO           3,538,747.50
   123,800  CAMPBELL SOUP CO                    6,190,000.00
    67,700  CONAGRA                             4,341,262.50
     3,500  COORS ADOLPH CO CL B                   93,187.50
    13,900  CPC INTL INC                        1,283,143.75
    42,600  GENERAL MILLS INC                   2,774,325.00
    93,000  HEINZ H J CO                        4,289,625.00
    14,600  HERSHEY FOODS CORP                    807,562.50
    53,800  KELLOGG CO                          4,606,625.00
    28,800  PIONEER HI BRED INTL INC            2,304,000.00
    33,200  QUAKER OATS CO                      1,489,850.00
    10,800  RALSTON-PURINA GROUP                  887,625.00
    85,700  SARA LEE CORP                       3,567,262.50
    16,300  SYSCO CORP                            594,950.00
       600  UNILEVER NV NEW YORK                  128,437.50
    32,100  WRIGLEY WM JR CO                    2,150,700.00

                PAPER
     7,700  AMERICAN GREETINGS CL A               285,862.50
     4,900  BEMIS CO                              212,537.50
     8,000  BOISE CASCADE CORP                    282,500.00
    35,942  INTERNATIONAL PAPER CO              1,745,433.38
     8,000  JAMES RIVER CORP                      296,000.00
    49,120  KIMBERLY CLARK CORP                 2,443,720.00
    16,000  MEAD CORP                             996,000.00
     2,500  POTLATCH CORP                         113,125.00
     6,400  UNION CAMP CORP                       320,000.00
    66,900  WEYERHAEUSER CO                     3,478,800.00
     1,700  WILLIAMETTE INDUSTRIAL                119,000.00

                PRINTING AND PUBLISHING
     3,400  JOSTENS INC                            89,675.00
    29,700  KNIGHT-RIDDER INC                   1,457,156.25
    26,100  MCGRAW-HILL COMPANIES INC           1,535,006.25
    15,800  MEREDITH CORP                         458,200.00
    28,400  NEW YORK TIMES CO CL A              1,434,200.00
    88,100  TIME WARNER INC                     4,250,825.00
    34,000  TIMES MIRROR CO CL A NEW            1,931,625.00
    33,600  TRIBUNE CO                          1,614,900.00
     9,950  WESTVACO CORP                         312,803.13

                RECREATIONAL EQUIPMENT
    10,100  BRUNSWICK CORP                        315,625.00
     9,550  HARRAH'S ENTERTAINMENT                174,287.50
     9,750  HASBRO INC                            276,656.25
    43,656  MATTEL INC                          1,478,847.00

                SOAPS
     4,400  CLOROX CO                             580,800.00

                OTHER CONSUMER PRODUCTS
    74,000  COLGATE PALMOLIVE CO                4,828,500.00
    10,000  FORTUNE BRANDS INC                    373,125.00
    84,000  GILLETTE CO                         7,959,000.00
   178,400  PROCTER & GAMBLE CO                25,199,000.00
    10,900  RUBBERMAID INC                        324,275.00
     3,000  SPRINGS INDUS INC                     158,250.00
    15,600  TUPPERWARE CORPORATION                569,400.00
    14,800  UST INC                               410,700.00
     9,500  WHITMAN CORP                          240,468.75

                PHOTOGRAPHY
    85,100  EASTMAN KODAK CO                    6,531,425.00
     4,400  POLAROID CORP                         244,200.00

                HOUSEHOLD FURN/APPLIANCES
     5,700  ARMSTRONG WORLD IND                   418,237.50
     8,600  MAYTAG CO                             224,675.00

                RETAIL
     5,800  FEDERATED DEPT STORES NEW             201,550.00
    56,200  TJX COS INC (NEW)                   1,482,275.00

                APPAREL
     1,800  FRUIT OF THE LOOM CL A                 55,800.00
    90,743  LIMITED INC                         1,837,545.75
    26,600  LIZ CLAIBORNE INC                   1,240,225.00
    76,700  NIKE INC CL B                       4,477,362.50
     4,500  STRIDE RITE CORP                       57,937.50
     6,500  V F CORP                              553,312.50

                BROADCASTING
   148,324  DISNEY WALT CO                     11,903,001.00
     3,200  KING WORLD INC                        112,000.00

                MISCELLANEOUS
     9,900  PALL CORP                             230,175.00

           TOTAL CONSUMER PRODUCTS           $202,982,572.76

  DURABLE GOODS                           21.36%

                AEROSPACE-AIRCRAFT
   182,618  BOEING CO                           9,690,167.63
     6,400  GENERAL DYNAMICS CORP                 480,000.00
    13,720  LOCKHEED MARTIN CORP                1,420,877.50
    16,500  MCDONNELL DOUGLAS CORP              1,130,250.00
     6,100  NORTHROP GRUMMAN CORP                 535,656.25
    64,900  RAYTHEON CO                         3,309,900.00
    46,600  TEXTRON INC                         3,093,075.00
    63,600  UNITED TECHNOLOGIES CORP            5,278,800.00

                AGRICULTURAL MACHINERY
    15,400  CATERPILLAR INC                     1,653,575.00
    66,900  DEERE & CO                          3,671,137.50

                AUTOMOBILE AND PARTS
    24,000  AUTOZONE INC                          565,500.00
   179,400  CHRYSLER CORP                       5,886,562.50
    30,700  COOPER TIRE & RUBBER                  675,400.00
     5,500  CUMMINS ENGINE INC                    388,093.75
    11,700  DANA CORP                             444,600.00
     7,900  EATON CORP                            689,768.75
    16,900  ECHLIN INC                            608,400.00
   114,200  FORD MTR CO                         4,311,050.00
    66,000  GENERAL MTRS CORP                   3,675,375.00
    15,750  GENUINE PARTS CO                      533,531.25
    20,360  NAVISTAR INTL CORP (NEW)              351,210.00
    20,200  TENNECO INC (NEW)                     912,787.50
    32,000  TRW INC                             1,818,000.00

                ELECTRICAL
    49,120  AMP INC                             2,050,760.00
   119,200  EMERSON ELEC CO                     6,563,450.00
    21,500  GENERAL INST CORP                     537,500.00
    23,800  HONEYWELL INC                       1,805,825.00
     4,800  RAYCHEM CORP                          357,000.00
    91,700  WESTINGHOUSE ELEC CORP              2,120,562.50

                ELECTRONICS
    27,700  ADVANCED MICRO-DEVICES                997,200.00
    19,500  APPLIED MATLS INC                   1,380,843.75
   173,500  CISCO SYS INC                      11,646,187.50
    16,600  E G & G INC                           373,500.00
   266,600  GENERAL ELECTRIC CO                17,428,975.00
     7,000  GENERAL SIGNAL CORP                   305,375.00
   151,700  HEWLETT PACKARD CO                  8,495,200.00
   183,800  INTEL CORP                         26,065,137.50
     3,400  LSI LOGIC CORP                        108,800.00
    18,200  MICRON TECH                           726,862.50
    14,500  NATIONAL SEMICONDUCTOR                444,062.50
    12,400  NATIONAL SVC INDS                     603,725.00
    57,475  ORACLE CORPORATION                  2,895,303.13
     4,000  PERKIN ELMER CORP                     318,250.00
    85,600  SEAGATE TECHNOLOGY INC              3,012,050.00
     2,200  TEKTRONIX INC                         132,000.00
    21,000  TEXAS INSTRUMENTS                   1,765,312.50
    10,300  THOMAS & BETTS CORP                   541,393.75

                INDUSTRIAL MACHINERY
     6,600  AEROQUIP-VICKERS INC                  311,850.00
     2,400  BRIGGS & STRATTON CORP                120,000.00
     8,200  CASE CORPORATION                      564,775.00
     3,500  CINCINNATI MILACRON INC                90,781.25
    31,700  COOPER INDUS INC                    1,577,075.00
    10,200  DOVER CORP                            627,300.00
    15,200  HARNISCHFEGER INDUS INC               630,800.00
    26,400  INGERSOLL RAND CO                   1,630,200.00
       700  NACCO INDUS INC CL A                   39,506.25
    52,600  ROCKWELL INTL CORP W/I              3,103,400.00

                OFFICE EQUIPMENT AND SUPPLIES
    22,300  DELUXE CORP                           760,987.50
     3,400  HARLAND JOHN H CO                      77,562.50
    33,300  IKON OFFICE SOLUTIONS                 830,418.75
    40,900  PITNEY BOWES INC                    2,914,125.00
    37,000  XEROX CORP.                         2,918,375.00

                RUBBER
     5,900  GOODRICH B F CO                       255,543.75
    40,300  GOODYEAR TIRE & RUBBER              2,551,493.75

                OTHER DURABLE GOODS
    22,100  CORNING INCORPORATED                1,229,312.50
     4,500  CRANE CO                              188,156.25
    24,000  ILLINOIS TOOL WORKS                 1,198,500.00
    11,200  MILLIPORE CORP                        492,800.00
    53,100  MINNESOTA MNG & MFR                 5,416,200.00
    24,700  STANLEY WORKS                         988,000.00

                COMPUTERS AND SOFTWARE
    33,400  APPLE COMPUTER INC                    475,950.00
     9,700  BAY NETWORKS INC                      257,656.25
     6,400  CABLETRON SYSTEMS INC                 181,200.00
     5,200  CERIDIAN CORP                         219,700.00
    63,300  COMPAQ COMPUTER CORP                6,282,525.00
    31,775  COMPUTER ASSOC INTL INC             1,769,470.31
    58,800  CUC INTERNATIONAL                   1,517,775.00
     9,400  DATA GENL CORP                        244,400.00
    40,400  DELL COMPUTER CORP                  4,744,475.00
    15,000  DIGITAL EQUIP CORP                    531,562.50
    55,800  IBM CORP                            5,032,462.50
     5,100  INTERGRAPH CORP                        43,350.00
   103,700  MICROSOFT CORP                     13,105,087.50
    91,500  NOVELL INC                            634,781.25
    19,900  SILICON GRAPHICS                      298,500.00
    36,100  SUN MICROSYSTEMS                    1,343,596.88
    11,200  TANDEM COMPUTERS INC                  226,800.00
    18,200  UNISYS CORP                           138,775.00

                HOUSEHOLD FURN/APPLIANCES
     8,600  WHIRLPOOL CORP                        469,237.50

                TELECOMMUNICATIONS
    66,900  AIRTOUCH COMMUNICATIONS             1,831,387.50
    19,687  ANDREW CORP                           553,696.88
    14,900  DSC COMMUNICATIONS                    331,525.00
    79,374  LUCENT TECHNOLOGIES INC             5,719,888.88
   182,700  WORLDCOM INC                        5,846,400.00

                MISCELLANEOUS
    76,000  ALLIED-SIGNAL INC                   6,384,000.00
    22,200  BLACK & DECKER CORP                   825,562.50
    22,900  ITT INDUSTRIES INC                    589,675.00
     8,400  JOHNSON CTLS INC                      344,925.00
     7,850  PARKER HANNIFIN CORP                  476,396.88
     6,550  SNAP ON TOOLS CORP                    257,906.25
    25,000  THERMO ELECTRON CORP                  850,000.00
    32,800  TYCO LABS INC                       2,281,650.00

               TOTAL DURABLE GOODS           $234,126,474.34

  FINANCIAL                               16.58%

                BANKS
   107,037  BANC ONE CORP                       5,184,604.69
    67,500  BANK NEW YORK INC                   2,936,250.00
   179,200  BANKAMERICA CORP                   11,569,600.00
    15,400  BANKBOSTON CORPORATION              1,109,762.50
    20,900  BANKERS TR NY CORP                  1,818,300.00
    20,800  BARNETT BANKS INC                   1,092,000.00
    76,580  CHASE MANHATTAN CORP NEW            7,433,046.25
    91,400  CITICORP                           11,019,412.50
    19,600  CORESTATES FINL CORP                1,053,500.00
     5,600  FIFTH THIRD BANCORP COM               459,375.00
     3,200  FIRST BANK SYS INC                    273,200.00
    54,731  FIRST CHICAGO NBD CORP              3,311,225.50
    29,950  FIRST UNION CORP                    2,770,375.00
    49,366  FLEET FINANCIAL GROUP INC           3,122,399.50
    75,942  KEYCORP NEW                         4,243,259.25
    62,175  MBNA CORP                           2,277,159.38
    58,400  MELLON BANK CORP                    2,635,300.00
    57,600  MORGAN J P & CO                     6,012,000.00
    16,000  NATIONAL CITY CORP                    840,000.00
    74,830  NATIONSBANK CORP                    4,826,535.00
    31,600  NORWEST CORP                        1,777,500.00
    81,000  PNC FINANCIAL                       3,371,625.00
       200  REPUBLIC NEW YORK CORP                 21,500.00
    17,400  SUNTRUST BANKS INC                    958,087.50
     5,400  U S BANCORP ORE                       346,275.00
    45,000  WACHOVIA CORP                       2,624,062.50
    16,400  WELLS FARGO & CO                    4,419,800.00

                FINANCE COMPANIES
   130,700  AMERICAN EXPRESS CO                 9,737,150.00
     5,400  BENEFICIAL CORP                       383,737.50
   178,800  FED HOME LN MTG CORP                6,146,250.00
     5,600  GREEN TREE FINANCIAL                  199,500.00
     9,500  HOUSEHOLD INTL CORP                 1,115,656.25

                HOLDING COMPANY
     2,000  EASTERN ENTERPRISES                    69,375.00
    90,366  MS, DW, DISCOVER & CO               3,891,385.88

                FIRE AND CASUALTY INSURANCE
    46,400  CHUBB CORP                          3,103,000.00
    25,000  GENERAL RE CORP                     4,550,000.00
    33,500  SAFECO CORP                         1,564,031.25

                INSURANCE
    14,075  AEGON N.V. -ARS                       986,129.69
    26,013  AETNA INC                           2,663,080.88
   103,464  ALLSTATE CORPORATION                7,552,872.00
    39,000  AMERICAN INTL GROUP                 5,825,625.00
    18,600  AON CORP                              962,550.00
    20,400  CIGNA CORP                          3,621,000.00
    31,000  CONSECO INC                         1,147,000.00
    22,900  HARTFORD FINANCIAL SVCS             1,894,975.00
     3,100  LOEWS CORP                            310,387.50
    48,600  MARSH & MCLENNAN CO.                3,468,825.00
     8,200  MBIA INC                              925,062.50
    52,800  MGIC INVT CROP                      2,531,100.00
    24,000  ST PAUL COS INC                     1,830,000.00
    24,700  TORCHMARK CORP                      1,759,875.00
    19,200  TRANSAMERICA CORP                   1,796,400.00
    86,892  TRAVELERS GROUP INC                 5,479,626.75
    37,400  UNUM CORP.                          1,570,800.00
    28,300  USF & G CORP                          679,200.00

                LIFE INSURANCE
    19,497  AMERICAN GENERAL CORP                 931,002.04
     6,050  JEFFERSON PILOT CORP                  422,743.75
     9,900  LINCOLN NATL CORP IND                 637,312.50
    32,400  PROVIDIAN FINL CORP W/I             1,040,850.00

                REAL ESTATE
    94,900  FEDERAL NATL MTGE ASSN              4,140,012.50
    46,400  HFS                                 2,691,200.00

                SAVINGS & LOANS
    22,300  AHMANSON H F & CO                     958,900.00
     4,900  GOLDEN WEST FINL CORP                 343,000.00
    14,500  GREAT WESTERN FINL                    779,375.00

                BROKERAGE
    82,200  MERRILL LYNCH & CO                  4,901,175.00
    29,500  SALOMON INC                         1,640,937.50

                   TOTAL FINANCIAL           $181,757,258.06

  METALS AND MINING                        0.93%

                ALUMINUM
    44,900  ALUMINUM CO AMER                    3,384,337.50
     6,000  REYNOLDS METALS CO                    427,500.00

                MINING
    16,200  HOMESTAKE MNG CO                      211,612.50

                STEEL
    31,982  ALLEGHENY TELEDYNE                    863,514.00
    10,300  ARMCO, INC.                            39,912.50
    33,300  BETHLEHEM STEEL CORP                  347,568.75
     6,500  INLAND STEEL INDUS INC                169,812.50
     8,700  NUCOR CORP                            498,075.00
     6,200  TIMKEN CO                             220,487.50
    23,500  USX-US STEEL GROUP                    823,968.75
    26,100  WORTHINGTON INDS INC                  477,956.25

                OTHER METALS
     4,100  ASARCO INC                            125,562.50
    98,900  BATTLE MOUNTAIN GOLD CL A             562,493.75
    29,723  NEWMONT MNG CORP                    1,159,197.00
     5,500  PHELPS DODGE CORP                     468,531.25

                MINERALS
    16,200  CYPRUS AMAX MINERALS CO               396,900.00

           TOTAL METALS AND MINING            $10,177,429.75

  COLLECTIBLES & PRECIOUS MATERIALS        0.04%

                GOLD-DIAMOND-GEMS
    12,500  FREEPORT-MCMORAN COPPER-B             389,062.50

TOTAL COLLECTIBLES & PRECIOUS MATERIALS          $389,062.50

  OIL-ENERGY                               6.01%

                OIL & GAS PRODUCERS
    24,600  AMERADA HESS CORP                   1,366,837.50
    43,600  AMOCO CORP                          3,790,475.00
    10,900  COASTAL CORP                          579,743.75
     7,700  ENSERCH CORP                          171,325.00
     2,300  HELMERICH & PAYNE INC.                132,537.50
    30,900  OCCIDENTAL PETROLEUM                  774,431.25
    11,100  ROWAN COS INC                         312,881.25
     8,800  SANTA FE ENERGY RES INC               129,250.00
    55,906  UNION PACIFIC RESOURCES             1,390,661.75
    70,900  USX-MARTHON GROUP COM NEW           2,047,237.50

                NATURAL RESOURCES
    47,200  DRESSER INDUS INC                   1,758,200.00
     5,100  KERR MCGEE CORP                       323,212.50
     5,100  LOUISIANA LD & EXPL CO                291,337.50
    35,250  WILLIAMS COS INC-DEL                1,542,187.50

                OIL EQUIPMENT, WELLS & SVCS
     6,400  ASHLAND, INC                          296,800.00
    45,700  BAKER HUGHES INC                    1,768,018.75
    17,400  HALLIBURTON CO                      1,378,950.00
     6,600  WESTERN ATLAS INC                     483,450.00

                OIL - DOMESTIC
    39,400  BURLINGTON RESOURCES INC            1,738,525.00
    12,900  PENNZOIL CO                           990,075.00
    22,700  PHILLIPS PETE CO                      993,125.00
    65,600  UNOCAL CORP                         2,546,100.00

                OIL - INTERNATIONAL
    96,200  ATLANTIC RICHFIELD CO               6,782,100.00
   176,500  CHEVRON CORP                       13,049,968.75
   215,600  EXXON CORP.                        13,259,400.00
    68,600  MOBIL CORP                          4,793,425.00
    10,800  ORYX ENERGY COMPANY                   228,150.00
     4,400  ROYAL DUTCH PETE CO NY                237,600.00
     6,700  SUN CO INC                            207,700.00
    22,900  TEXACO INC                          2,490,375.00

                  TOTAL OIL-ENERGY            $65,854,080.50

  RETAIL                                   3.37%

                DEPARTMENT STORES
    30,100  CVS CORP                            1,542,625.00
    21,200  DAYTON HUDSON CORP                  1,127,575.00
     6,500  DILLARDS INCORPORATED                 225,062.50
     6,600  HARCOURT GENERAL INC                  314,325.00
    39,600  K MART                                485,100.00
    84,900  MAY DEPT STORES CO                  4,011,525.00
    10,200  MERCANTILE STORES                     641,962.50
    24,400  PENNEY JC INC                       1,273,375.00
   102,600  SEARS ROEBUCK & CO                  5,514,750.00
    68,300  WAL MART STORES INC                 2,309,393.75
    40,700  WINN-DIXIE STORES INC               1,516,075.00
     4,400  WOOLWORTH CORP                        105,600.00

                GROCERY
    70,400  ALBERTSON'S INC                     2,569,600.00
    38,500  AMERICAN STORES CO                  1,900,937.50
     3,800  FLEMING COS                            68,400.00
     5,800  GIANT FOOD INC                        187,775.00
     3,400  GREAT ATLANTIC & PAC TEA               92,437.50
    24,400  KROGER CO                             707,600.00
    23,700  SUPERVALUE INC                        817,650.00

                OTHER RETAIL
    33,400  CIRCUIT CITY STORES                 1,187,787.50
    45,577  COSTCO COMPANIES INC                1,498,343.88
     2,900  LONGS DRUG STORES CORP                 75,943.75
    21,600  LOWES COS INC                         801,900.00
     7,400  PEP BOYS-MAN, MO, JACK                252,062.50
    24,300  RITE AID CORP                       1,211,962.50
    23,000  TANDY CORP                          1,288,000.00
    85,000  TOYS R US                           2,975,000.00

                SPORTING GOODS
    17,700  REEBOK INTL LTD                       827,475.00
     3,800  RUSSELL CORP                          112,575.00

                APPAREL
    12,000  CHARMING SHOPPES INC                   62,625.00
    22,300  GAP INC                               866,912.50
     7,100  NORDSTROM INC                         348,343.75

                      TOTAL RETAIL            $36,920,700.13

  UTILITIES                                9.33%

                ELECTRIC
    48,500  AMERICAN ELEC PWR INC               2,037,000.00
    14,600  BALTIMORE GAS & ELEC                  389,637.50
    54,700  CAROLINA PWR & LT CO                1,962,362.50
    67,300  CENTRAL & SOUTH WEST CORP           1,430,125.00
    26,585  CINERGY CORP                          925,490.31
    80,700  CON. EDISON NY INC                  2,375,606.25
    46,400  DOMINION RES INC-VA                 1,699,400.00
    34,677  DUKE POWER CO                       1,662,328.69
    32,500  EDISON INTERNATIONAL                  808,437.50
    73,700  ENTERGY CORP NEW                    2,017,537.50
    18,600  FPL GROUP INC                         856,762.50
    12,800  GPU INC                               459,200.00
    56,100  HOUSTON INDS INC                    1,202,643.75
    38,300  NIAGARA MOHAWK PWR                    327,943.75
    17,900  NORTHERN STS PWR CO                   926,325.00
    41,400  OHIO EDISON CO                        903,037.50
    29,000  PACIFICORP                            638,000.00
    58,000  PECO ENERGY                         1,218,000.00
    34,900  PG&E CORP                             846,325.00
     4,700  PP&L RESOURCES INC                     93,706.25
    82,600  PUBLIC SVC ENTERPRISE GRP           2,065,000.00
   184,487  SBC COMMUNICATIONS INC             11,415,133.13
   174,400  SOUTHERN CO                         3,815,000.00
    63,200  UNICOM CORP                         1,406,200.00
    35,500  UNION ELECTRIC CO                   1,337,906.25

                GAS
    13,500  COLUMBIA GAS SYS INC                  880,875.00
    32,100  CONSOLIDATED NATL GAS               1,727,381.25
    22,900  ENRON CORP                            934,606.25
    14,100  NICOR INC                             505,837.50
    39,200  NORAM ENERGY CORP                     597,800.00
     7,200  ONEOK INC                             231,750.00
    11,300  PACIFIC ENTERPRISES                   379,962.50
     9,300  PEOPLES ENERGY CORP                   348,168.75
     8,400  SONAT INC                             430,500.00
     5,300  TEXAS UTILITIES CO                    182,518.75

                TELEPHONE
   143,100  A T & T                             5,017,443.75
    24,000  ALLTEL CORP                           802,500.00
   116,400  BELL ATLANTIC CORP                  8,831,850.00
   262,600  BELLSOUTH CORP                     12,178,075.00
    29,200  FRONTIER CORP                         582,175.00
    80,700  GTE CORP                            3,540,712.50
   141,000  NYNEX CORP                          8,125,125.00
    44,600  SPRINT CORP                         2,347,075.00
   147,100  U S WEST INC                        5,543,831.25
   156,700  U S WEST MEDIA GROUP                3,173,175.00

                WASTE DESPOSAL
    55,500  BROWNING FERRIS IND                 1,845,375.00
    39,100  WASTE MANAGEMENT INC                1,256,087.50

                   TOTAL UTILITIES           $102,281,933.38

  MISCELLANEOUS                            9.94%

                BROADCAST/COMMUNICATIONS
    85,100  COMCAST CORP CL A SPL               1,819,012.50
    38,200  GANNETT CO., INC                    3,772,250.00
   204,200  MCI COMMUNICATIONS                  7,817,031.25
   170,500  MOTOROLA INC                       12,958,000.00
    69,200  TELE COMM. INC CL A                 1,029,350.00
    10,100  TELLABS INC                           564,337.50
    30,800  VIACOM INC CL B NON VTG               924,000.00

                BUSINESS SERVICES
    30,500  AMDAHL CORP                           266,875.00
     4,100  AUTODESK INC                          157,081.25
    76,400  AUTOMATIC DATA PROC                 3,590,800.00
     9,600  BLOCK H&R INC                         309,600.00
    15,100  COMPUTER SCIENCES CORP              1,089,087.50
    13,100  DONNELLEY RR & SONS                   479,787.50
     8,800  DOW JONES & CO                        353,650.00
    62,100  DUN & BRADSTREET                    1,630,125.00
    21,500  E M C CORP                            838,500.00
    18,600  ECOLAB INC                            888,150.00
    27,400  FIRST DATA CORP                     1,203,887.50
     5,700  GRAINGER W W INC                      445,668.75
     7,200  INTERPUBLIC GROUP COS                 441,450.00
     6,000  SAFETY KLEEN CORP                     101,250.00
     7,600  SCIENTIFIC-ATLANTA                    166,250.00
    23,100  SERVICE CORP INTL                     759,412.50
     7,200  THREE COM CORP                        324,000.00

                FOOD SERVICE
    42,000  DARDEN RESTAURANTS INC                380,625.00
   188,500  MCDONALDS CORP                      9,106,906.25
   183,600  PHILLIP MORRIS CO INC               8,147,250.00
    11,700  WENDYS INTL INC                       303,468.75

                HOTEL & MOTEL
    29,000  HILTON HOTELS CORP                    770,312.50
    22,900  ITT CORP NEW                        1,398,331.25
    19,700  MARRIOTT INTL CORP                  1,209,087.50

                HOUSING
     1,900  PULTE CORP                             65,668.75

                MED SERV & SUPPLIES
    30,500  BIOMET INC                            568,062.50
    90,200  HEALTHSOUTH CORPORATION             2,249,362.50
     4,500  HUMANA INC                            104,062.50
     7,800  MANOR CARE INC                        254,475.00
    56,400  MEDTRONIC INC                       4,568,400.00
     2,500  SHARED MEDICAL SYS CORP               135,000.00
     7,750  ST. JUDE MED INC.                     302,250.00

                REAL ESTATE
     3,300  CENTEX CORP                           134,062.50

                TRANSPORTATION
     7,800  AMR CORP                              721,500.00
    16,603  BURLINGTON NRTHN SANTA FE           1,492,194.63
    10,700  CALIBER SYSTEMS INC                   398,575.00
    57,600  CSX CORP                            3,196,800.00
     9,700  DELTA AIR LINES INC                   795,400.00
    11,800  FEDERAL EXPRESS CORP                  681,450.00
     4,200  FLEETWOOD ENTERPRISES                 125,212.50
    11,400  NORFOLK SOUTHERN CORP               1,148,550.00
    19,500  PACCAR INC                            905,531.25
     8,500  RYDER SYSTEMS INC                     280,500.00
    38,100  SOUTHWEST AIRLINES CO                 985,837.50
    18,900  U S AIR GROUP                         661,500.00
    58,500  UNION PACIFIC CORP                  4,124,250.00

                MISCELLANEOUS
    62,100  COGNIZANT CORP                      2,515,050.00
    19,300  MALLINCKRODT (NEW)                    752,700.00
       400  SCHLUMBERGER                           50,000.00
    71,400  WARNER-LAMBERT                      8,871,450.00

                TELECOMMUNICATIONS
   137,600  AMERITECH CORP NEW                  9,348,200.00
     3,700  HARRIS CORP-DEL                       310,800.00

               TOTAL MISCELLANEOUS           $108,992,382.13

  UTILITIES                                0.10%

                ELECTRIC
    38,600  DTE ENERGY COMPANY                  1,066,325.00

                   TOTAL UTILITIES             $1,066,325.00

                                 TOTAL COMMON STOCK       $1,093,479,929.18

OTHER

                                           0.23%

                CASH EQUIVALENTS
 2,551,410  AIM SHORT TERM INV SER 2            2,551,410.18

                             TOTAL             $2,551,410.18

                                        TOTAL OTHER           $2,551,410.18


             TOTAL INVESTMENTS -         100.00%          $1,096,031,339.36
             (cost $616,827,767)

             See accompanying notes to financial statements